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For investor information
Allan E. Jordan
The Global Consulting Group
+1-646-284-9400
ajordan@hfgcg.com

              Retalix Schedules Second Quarter 2007 Conference Call


     Ra'anana, Israel; July 11, 2007 - Retalix(R) Ltd. (NasdaqGS: RTLX) will announce its second quarter 2007 financial results on Tuesday, August 21, 2007 before the Nasdaq market opens. Retalix also reaffirms its previously stated guidance for FY 2007.

     Following the earnings press release, President and Chief Executive Officer Barry Shaked and Executive Vice-President and Chief Financial Officer Danny Moshaioff will discuss the company's second quarter results, as well as the company's strategy and future outlook, in a teleconference with analysts and investors.

     Retalix will host a live webcast of this conference call on Tuesday, August 21, at 10:30 a.m. Eastern time (17:30 Israeli Time) from the Investor Relations page of the company's web site, at www.retalix.com. The webcast is listen-only. Those interested in participating in the question and answer session should follow the telephone dial-in instructions in the Investor Relations page of the company's web site, at www.retalix.com.

     An audio replay will be available through the Investors link on the Company's Web site at www.retalix.com for 30 days.

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix. For example, statements regarding the reaffirmation of the Company's previously stated guidance for FY 2007 involve forward-looking statements. Factors that could impact these forward-looking statements include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ from the forward-looking statements. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Except as required by applicable law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


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